Exhibit 23.3

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of Fubo TV Inc. on Form S-8 of our report dated June 7, 2019, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the consolidated financial statements of FaceBank Group, Inc. as of December 31, 2018 and for the year then ended, appearing in the Annual Report on Form 10-K of FaceBank Group, Inc. for the year ended December 31, 2018. We were dismissed as auditors on March 31, 2020 and, accordingly, we have not performed any audit or review procedures with respect to any financial statements appearing in such Prospectus for the periods after the date of our dismissal.

/s/ Marcum llp

Marcum llp
New York, NY
March 5, 2021